Pricing Supplement To product supplement BK dated October 5, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Pricing Supplement No. 1934BK Registration Statement No. 333-184193 Dated January 31, 2014; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank AG, London Branch $2,730,000 Phoenix Autocallable Securities Linked to the Common Stock of Apple Inc. due February 19, 2015
General
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The Phoenix Autocallable Securities (the “securities”) are linked to the performance of the common stock of Apple Inc. (the “Underlying”) and may pay a Contingent Coupon on a quarterly basis at a rate of 10.30% per annum. The Contingent Coupon will be payable on a Coupon Payment Date only if the Stock Price of the Underlying on the applicable Observation Date is greater than or equal to the Coupon Barrier, which is equal to 80.00% of the Initial Price. The Stock Price refers to (i) the Closing Price of the Underlying in the case of any Observation Date other than the final Observation Date and (ii) the Final Price (calculated in reference to the Averaging Dates as set forth below) in the case of the final Observation Date.

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The securities will be automatically called if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price. The securities will cease to be outstanding following an Automatic Call and no Contingent Coupon will accrue or be payable following the Call Settlement Date. If the securities are automatically called, you will receive on the applicable Call Settlement Date your initial investment plus the Contingent Coupon otherwise due on such date. However, investors should be willing to lose a significant portion or all of their initial investment if the securities are not automatically called and the Final Price is less than the Threshold Price, which is equal to 80.00% of the Initial Price.  Any payment on the securities, including the Contingent Coupon payments and payment upon an Automatic Call or at maturity, is subject to the credit of the Issuer.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	Senior unsecured obligations of Deutsche Bank AG maturing February 19, 2015†.
•	The securities priced on January 31, 2014 (the “Trade Date”) and are expected to settle on February 5, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	Common stock of Apple Inc. (Ticker: AAPL)
Contingent Coupon:
•  If the Stock Price of the Underlying on any Observation Date is greater than or equal to the Coupon Barrier, Deutsche Bank AG will pay you the Contingent Coupon per Face Amount of securities applicable to such Observation Date on the related Coupon Payment Date.
•  If the Stock Price of the Underlying on any Observation Date is less than the Coupon Barrier, the Contingent Coupon per Face Amount of securities applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date.
The Contingent Coupon will be a fixed amount based upon equal quarterly installments accrued at the Coupon Rate of 10.30% per annum.

Coupon Barrier:	$400.48, equal to 80.00% of the Initial Price
Coupon Payment Dates††:	The third business day following the applicable Observation Date. For the final Observation Date, the Coupon Payment Date will be the Maturity Date.
Coupon Rate:	The Coupon Rate is 10.30% per annum. The table below sets forth each Observation Date, expected Coupon Payment Date and Contingent Coupon applicable to such Observation Date.
	Observation Date†	Expected Coupon Payment Date	Contingent Coupon (per $1,000 Face Amount)
	May 15, 2014	May 20, 2014	$25.75
	August 14, 2014	August 19, 2014	$25.75
	November 13, 2014	November 18, 2014	$25.75
	February 13, 2015 (last Averaging Date)	February 19, 2015 (Maturity Date)	$25.75
Automatic Call:
The securities will be automatically called if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price. If the securities are automatically called, you will be entitled to receive a cash payment per Face Amount of securities on the related Call Settlement Date equal to $1,000 plus any Contingent Coupon otherwise due on such date. No Contingent Coupon will accrue or be payable following the Call Settlement Date.

Call Settlement Date:	The third business day following the applicable Observation Date. For the final Observation Date, the Call Settlement Date will be the Maturity Date.
(Key Terms continued on next page)
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 9 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.
The Issuer’s estimated value of the securities on the Trade Date is $990.50 per $1,000 Face Amount of securities, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Securities” on page 3 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per Security	$1,000.00	$10.00	$990.00
Total	$2,730,000.00	$27,300.00	$2,702,700.00
(1) Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,730,000.00	$351.62

JPMorgan
Placement Agent

January 31, 2014

(Key Terms continued from previous page)

Payment at Maturity:	If the securities are not automatically called, the payment you will receive at maturity will depend on the performance of the Underlying on the Averaging Dates.

•  If the Final Price is greater than or equal to the Threshold Price, you will receive a cash payment per Face Amount of securities on the Maturity Date equal to the Face Amount plus any Contingent Coupon otherwise due on such date.
•  If  the Final Price is less than the Threshold Price, you will receive a cash payment per Face Amount of securities equal to the Face Amount plus the product of the Face Amount and the Underlying Return.
Under this circumstance, the Underlying Return will be negative and you will lose 1.00% of your initial investment for every 1.00% by which the Final Price is less than the Initial Price. Accordingly, you will lose a significant portion or all of your initial investment.
Any Payment at Maturity is subject to the credit of the Issuer.

Underlying Return:	The Underlying Return will be calculated as follows:
Final Price – Initial Price Initial price The Underlying Return may be positive, zero or negative.
Threshold Price:	$400.48, equal to 80.00% of the Initial Price
Initial Price:	$500.60, equal to the Closing Price of the Underlying on the Trade Date
Stock Price:	For any Observation Date other than the final Observation Date, the Closing Price of the Underlying. For the final Observation Date, the Final Price.
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price:	On any trading day, the last reported sale price of one share of the Underlying on the relevant exchange multiplied by the then-current Stock Adjustment Factor, as determined by the calculation agent.
Stock Adjustment Factor:
Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the accompanying product supplement.

Trade Date:	January 31, 2014
Settlement Date:	February 5, 2014
Averaging Dates†:	February 9, 2015, February 10, 2015, February 11, 2015, February 12, 2015, and February 13, 2015
Maturity Date†:	February 19, 2015
Listing:	The securities will not be listed on any securities exchange.
CUSIP/ISIN:	25152RHM8 / US25152RHM88
† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
†† If the Maturity Date is postponed, the Contingent Coupon due on the Maturity Date will be paid on the Maturity Date as postponed, with the same force and effect as if or the Maturity Date had not been postponed, but no additional Contingent Coupon will accrue or be payable as a result of the delayed payment.

Issuer’s Estimated Value of the Securities

The Issuer’s estimated value of the securities is equal to the sum of our valuations of the following two components of the securities: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the securities is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the securities, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the securities. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the securities or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities. The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Securities

You should read this pricing supplement together with product supplement BK dated October 5, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these securities are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BK dated October 5. 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005314/crt_dp33259-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Hypothetical Examples of Amounts Payable on the Securities
The tables and hypothetical examples set forth below are for illustrative purposes only. The actual returns applicable to a purchaser of the securities will be determined on an Observation Date or on the specified Averaging Dates, as applicable. The following results are based solely on the hypothetical examples cited below. You should consider carefully whether the securities are suitable to your investment goals.

If the securities are called:
The following table illustrates the hypothetical payments on the securities (excluding any Contingent Coupon payment) upon an Automatic Call on each Observation Date.
Observation Date	Expected Call Settlement Date	Payment upon an Automatic Call (per $1,000 Face Amount)
May 15, 2014	May 20, 2014	$1,000.00
August 14, 2014	August 19, 2014	$1,000.00
November 13, 2014	November 18, 2014	$1,000.00
February 13, 2015 (last Averaging Date)	February 19, 2015 (Maturity Date)	$1,000.00
If the securities are called on an Observation Date, the investor will receive a cash payment per security on the related Call Settlement Date equal to $1,000 plus any Contingent Coupon otherwise due on such date. No Contingent Coupon will accrue or be payable following the Call Settlement Date.

If the securities are not called:
The table below illustrates the hypothetical Payments at Maturity per $1,000 Face Amount of securities for a hypothetical range of performances if the securities are not subject to an Automatic Call. The hypothetical Payments at Maturity set forth below reflect a Coupon Rate of 10.30% per annum and assume a hypothetical Initial Price of $500.00, a hypothetical Coupon Barrier of $400.00 (80.00% of the Initial Price) and a hypothetical Threshold Price of $400.00 (80.00% of the Initial Price) for the Underlying. The actual Initial Price, Coupon Barrier and Threshold Price for the Underlying are set forth on the cover of this pricing supplement. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Final Price of the Underlying	Return of the Underlying (%)	Payment at Maturity (excluding Contingent Coupon payments) ($)	Return on the Securities at Maturity (excluding Contingent Coupon payments) (%)
$1,000.00	100.00%	N/A	N/A
$950.00	90.00%	N/A	N/A
$900.00	80.00%	N/A	N/A
$850.00	70.00%	N/A	N/A
$800.00	60.00%	N/A	N/A
$750.00	50.00%	N/A	N/A
$700.00	40.00%	N/A	N/A
$650.00	30.00%	N/A	N/A
$600.00	20.00%	N/A	N/A
$550.00	10.00%	N/A	N/A
$500.00	0.00%	$1,000.00	0.00%
$450.00	-10.00%	$1,000.00	0.00%
$400.00	-20.00%	$1,000.00	0.00%
$350.00	-30.00%	$700.00	-30.00%
$300.00	-40.00%	$600.00	-40.00%
$250.00	-50.00%	$500.00	-50.00%
$200.00	-60.00%	$400.00	-60.00%
$150.00	-70.00%	$300.00	-70.00%
$100.00	-80.00%	$200.00	-80.00%
$50.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%
N/A: Not applicable because the securities will be automatically called if the Final Price is greater than or equal to the Initial Price.

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the returns set forth in the tables above are calculated.

Example 1: The price of the Underlying increases 10.00% from the Initial Price of $500.00 to a Closing Price of $550.00 on the first Observation Date. Because the Closing Price of the Underlying on the first Observation Date is greater than the Initial Price of $500.00, the securities are automatically called on the first Observation Date, and the investor will receive on the related Call Settlement Date a cash payment of $1,000.00 per $1,000.00 Face Amount of securities (excluding any Contingent Coupon).

Because the Closing Price of the Underlying on the first Observation Date is greater than the Coupon Barrier, the investor will receive the Contingent Coupon on the first Coupon Payment Date. As a result, the investor will receive a total of $1,025.75 per $1,000.00 Face Amount of securities, resulting in a total return of 2.575% over the term of the securities.

Example 2: The price of the Underlying changes from the Initial Price of $500.00 to a Closing Price of $450.00 on the first Observation Date, $300.00 on the second Observation Date and $550.00 on the third Observation Date. Because the Closing Price of the Underlying on the third Observation Date is greater than the Initial Price, the securities are automatically called on the third Observation Date, and the investor will receive on the related Call Settlement Date a cash payment of $1,000.00 per $1,000.00 Face Amount of securities (excluding any Contingent Coupon).

Because the Closing Prices of the Underlying on the first and third Observation Dates are greater than the Coupon Barrier and the Closing Price of the Underlying on the second Observation Date is less than the Coupon Barrier, the investor will receive the Contingent Coupon on the first Coupon Payment Date and the Call Settlement Date, but not on the second Coupon Payment Date. As a result, the investor will receive a total of $1,051.50 per $1,000.00 Face Amount of securities, resulting in a total return of 5.15% over the term of the securities.

Example 3: The price of the Underlying changes from the Initial Price of $500.00 to a Closing Price of $450.00 on the first Observation Date, $200.00 on the second Observation Date and $401.00 on the third Observation Date and the Final Price of $550.00 on the final Observation Date. Because the Final Price of the Underlying on the final Observation Date is greater than the Initial Price, the securities are automatically called on the final Observation Date, and the investor will receive on the Maturity Date a cash payment of $1,000.00 per $1,000.00 Face Amount of securities (excluding any Contingent Coupon).

Because the Closing Prices of the Underlying on the first and third Observation Dates and the Final Price on the final Observation Date are greater than the Coupon Barrier and the Closing Price of the Underlying on the second Observation Date is less than the Coupon Barrier, the investor will receive the Contingent Coupon on the first and third Coupon Payment Dates and the Maturity Date, but not on the second Coupon Payment Date. As a result, the investor will receive a total of $1,077.25 per $1,000.00 Face Amount of securities, resulting in a total return of 7.725% over the term of the securities.

Example 4: The price of the Underlying changes from the Initial Price of $500.00 to a Closing Price of $200.00 on the first Observation Date, $300.00 on the second Observation Date and $401.00 on the third Observation Date and the Final Price of $450.00 on the final Observation Date. Because the Final Price of the Underlying on the final Observation Date is less than the Initial Price but greater than the Threshold Price, the securities are not automatically called on the final Observation Date, and the investor will receive on the Maturity Date a cash payment of $1,000.00 per $1,000.00 Face Amount of securities (excluding any Contingent Coupon).

Because the Closing Price of the Underlying on the third Observation Date and the Final Price on the final Observation Date are greater than or equal to the Coupon Barrier and the Closing Prices of the Underlying on the first and second Observation Dates are less than the Coupon Barrier, the investor will receive the Contingent Coupon on the third Coupon Payment Date and the Maturity Date, but not on the first and second Coupon Payment Dates. As a result, the investor will receive a total of $1,051.50 per $1,000.00 Face Amount of securities, resulting in a total return of 5.15% over the term of the securities.

Example 5: The price of the Underlying changes from the Initial Price of $500.00 to a Closing Price of $200.00 on the first Observation Date, $250.00 on the second Observation Date and $300.00 on the third Observation Date and the Final Price of $200.00 on the final Observation Date. Because the Final Price of the Underlying on the final Observation Date is less than the Threshold Price, the securities are not automatically called on the final Observation Date, and the investor will receive on the Maturity Date a cash payment of $400.00 per $1,000.00 Face Amount of securities (excluding any Contingent Coupon), calculated as follows:

$1,000.00 + ($1,000 x -60.00%) = $400.00

Because the Closing Prices of the Underlying on the first, second and third Observation Date and the Final Price on the final Observation Date are less than the Coupon Barrier, the investor will not receive any Contingent Coupon over the entire term of the securities. As a result, the investor will receive only $400.00 per $1,000.00 Face Amount of securities, resulting in a loss of 60.00% on the securities.

Selected Purchase Considerations

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THE SECURITIES MAY OFFER A HIGHER, THOUGH CONTINGENT, COUPON THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The securities will pay Contingent Coupons that accrue at a rate of 10.30%  per annum only if the Stock Price of the Underlying is greater than or equal to the Coupon Barrier on the relevant Observation Date. This rate may be higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating, but is subject to the risk of the Underlying declining below the Coupon Barrier on an Observation Date and the resulting forfeiture of the Contingent Coupon for the entire period, as well as the risk of losing a significant portion or all of the amount invested if the Final Price is less than the Threshold Price. Because the securities are our unsubordinated, unsecured obligations, any Contingent Coupon payment or any payment upon an Automatic Call or at maturity is subject to the credit of the Issuer.

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POTENTIAL EARLY EXIT AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the securities is approximately 12 months, the securities will be called before maturity if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price, and you will be entitled to receive a cash payment of $1,000 per $1,000 Face Amount of securities on the Call Settlement Date plus any Contingent Coupon otherwise due on such date.  No Contingent Coupon will accrue or be payable following the Call Settlement Date.

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CONTINGENT COUPON PAYMENTS — Unless previously automatically called, Contingent Coupon payments, if any, will be made on the securities in arrears on the relevant quarterly Coupon Payment Dates, unless the Stock Price of the Underlying on the relevant Observation Date is less than the Coupon Barrier.

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RETURN LINKED TO THE PERFORMANCE OF THE UNDERLYING — The securities are linked to the performance of the common stock of Apple Inc. (the “Underlying”). For more information on the Underlying, please see “The Underlying” in this pricing supplement.

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TAX CONSEQUENCES — Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the securities.  In determining our responsibilities for information reporting and withholding, if any, we intend to treat the securities as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are generally subject to 30% (or lower treaty rate) withholding.  Our special tax counsel, Davis Polk & Wardwell LLP, has advised that while it believes this treatment to be reasonable, it is unable to conclude that it is more likely than not that this treatment will be upheld, and that other reasonable treatments are possible that could materially affect the timing and character of income or loss on your securities.  If this treatment is respected, you generally should recognize short-term capital gain or loss on the taxable disposition of your securities (including retirement), unless you have held the securities for more than one year, in which case your gain or loss should be long-term capital gain or loss. However, it is likely that any sales proceeds that are attributable to the next succeeding contingent coupon after it has been fixed will be treated as ordinary income and also possible that any sales proceeds attributable to the next succeeding contingent coupon prior to the time it has been fixed will be treated as ordinary income.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically called, you will receive your initial investment at maturity so long as the Final Price is greater than or equal to the Threshold Price. However, if the Final Price is less than the Threshold Price, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your investment at maturity. Because the securities are our unsubordinated, unsecured obligations, payment of any amount at maturity or upon an Automatic Call is subject to our ability to pay our obligations as they become due.

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YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPON PAYMENTS AND YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY APPRECIATION OF THE UNDERLYING — The securities will not pay more than the Face Amount, plus any accrued and unpaid Contingent Coupon, at maturity or upon an Automatic Call. You will not participate in the appreciation of the Underlying even if the Final Price of the Underlying is greater than or equal to the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be $1,000 per $1,000 Face Amount of securities (excluding Contingent Coupon payments), regardless of any appreciation of the Underlying, which may be significant.

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NO CONTINGENT COUPON WILL ACCRUE OR BE PAID IN ANY PERIOD IN WHICH THE STOCK PRICE OF THE UNDERLYING ON THE RELEVANT OBSERVATION DATE IS LESS THAN THE COUPON BARRIER — If the Stock Price of the Underlying on an Observation Date is less than the Coupon Barrier, you will not receive any Contingent Coupon for that entire period. You will receive the Contingent Coupon payment for a period only if the Stock Price of the Underlying on the relevant Observation Date is greater than or equal to the Coupon Barrier. If the Stock Price of the Underlying is below the Coupon Barrier on each Observation Date, you will receive no Contingent Coupon payments during the entire term of the securities. Generally, non-payment of Contingent Coupons coincides with a greater risk of loss of your initial investment in the securities, because the Underlying is trading at a price that is lower than the Threshold Price.

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REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

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INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on your securities may not reflect the return you would realize if you directly invested in the Underlying. For instance, you will not participate in any potential appreciation of the Underlying, which could be significant, even though you may be exposed to the full decline of the Underlying at maturity.

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ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT — The calculation agent will make adjustments to the Stock Adjustment Factor, which will initially be set at 1.0, for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the Underlying or another party makes a partial tender or partial exchange offer for the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the accompanying product supplement may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-

Dilution Adjustments for Reference Stock” in the accompanying product supplement in order to understand the adjustments that may be made to the securities.

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SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in this pricing supplement and the issuer’s SEC filings referred to in that section.

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WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING — The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the securities pursuant to this pricing supplement. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Stock Adjustment Factor, which may adversely affect the value of your securities. The issuer of the Underlying has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Underlying.

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IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your securities.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this pricing supplement is based on the full Face Amount of your securities, the Issuer's estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities. The Issuer's estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of other factors that may either offset or magnify each other, including:

•	whether the Stock Price of the Underlying on any Observation Date is less than the Coupon Barrier;
•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the securities;
•	the dividend rate on the Underlying;
•	the real and anticipated results of operations of the issuer of the Underlying;
•	actual or anticipated corporate reorganization events, such as mergers or takeovers, which may affect the issuer of the Underlying;
•	interest rates and yields in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;
•	supply and demand for the securities; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which Deutsche Bank AG or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent can postpone the determination of the Closing Price or the Final Price of the Underlying if a market disruption event occurs on an Observation Date or an Averaging Date. In addition, the calculation agent retains a degree of discretion about certain adjustments to the Stock Adjustment Factor upon the occurrence of certain corporate events. The determination of a market disruption event by the calculation agent could adversely affect the amount you receive at maturity.

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THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt, with associated contingent coupons, as described above under “Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date, an Observation Date or an Averaging Date could adversely affect the price of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity.

The Underlying

All disclosures contained in this pricing supplement regarding the Underlying are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates have participated in the preparation of, or independently verified, the adequacy or accuracy of information about the Underlying contained in this pricing supplement. You should make your own investigation into the Underlying.

Included in the following section is a brief description of the issuer of the Underlying. We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Underlying as an indication of future performance. The Underlying is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Apple Inc.
According to publicly available information, Apple Inc. designs, manufactures, and markets mobile communication and media devices, personal computers, and portable digital music players, and sells a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications. Information filed by Apple Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030, or its CIK Code: 0000320193. The common stock of Apple Inc. is traded on the NASDAQ Stock Market under the symbol “AAPL.”

Historical Information

The following graph sets forth the historical performances of the common stock of Apple Inc. based on its daily closing price from January 24, 2009 through January 24, 2014. The closing price of the common stock of Apple Inc. on January 31, 2014 was $500.60. We obtained the historical closing prices of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on any Observation Date or Averaging Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the securities, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of securities.

Validity of Securities

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the securities and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.